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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Valero L.P.
(Name of Issuer)
Common Units representing limited partner interests
(Title of Class of Securities)
91913W 10 4
(CUSIP Number)
Bradley C. Barron
Valero GP Holdings, LLC
One Valero Way
San Antonio, Texas 78249
(210) 345-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	91913W 10 4	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Valero GP Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-0470977

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	91913W 10 4	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Riverwalk Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
11-3772271

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,213,894 units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,213,894 units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,213,894 units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) is being filed by Valero GP Holdings, LLC (“Valero GP Holdings”) and its subsidiary, Riverwalk Holdings, LLC (“Riverwalk,” and together with Valero GP Holdings, the “Reporting Persons”). This statement relates to the common units representing limited partner interests (the “Common Units”) of Valero L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at One Valero Way, San Antonio, Texas 78249.
Item 2. Identity and Background
     (a) The information required to be filed in response to paragraph (a) of Item 2 with respect to the Reporting Persons is set forth on Schedule I hereto.
     (b) The information required to be filed in response to paragraph (b) of Item 2 is set forth on Appendices A, B and C hereto.
     (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:
     1. Valero GP Holdings is a publicly traded limited liability company which indirectly owns the 2% general partner interest in Valero L.P., 100% of the incentive distribution rights in Valero L.P., and 10,213,894 Common Units in Valero L.P. The executive officers and directors of Valero GP Holdings are listed on Appendix A hereto. In addition, Valero GP, LLC, a subsidiary of Valero GP Holdings, owns 7,397 Common Units as of July 19, 2006. Since the voting and dispositive rights with respect to all of these 7,397 Common Units have been relinquished, such number of Common Units are not included in the number of Common Units beneficially owned by the Reporting Persons.
     Of the 10,213,894 Common Units currently owned by the Reporting Persons, 4,424,322 Common Units, representing a 46.1% ownership interest in the Partnership, were initially beneficially owned by Ultramar Diamond Shamrock Corporation, a Delaware corporation (“UDS”), through its subsidiaries holding the Common Units. Pursuant to that certain Agreement of Plan of Merger dated as of May 6, 2001 by and between UDS and Valero Energy Corporation (“Valero Energy”), UDS was merged with and into Valero Energy on December 31, 2001 (the “Merger”), with Valero Energy remaining as the surviving corporation and ultimate parent company of the subsidiaries holding the Common Units. As a result of the Merger, Valero Energy beneficially owned the 4,424,322 Common Units through UDS Logistics, LLC, its indirect wholly owned subsidiary.
     On March 18, 2003, the Partnership redeemed 3,809,750 of the Common Units beneficially owned by Valero Energy pursuant to the Common Unit Redemption Agreement dated as of March 12, 2003, among UDS Logistics, LLC and the Partnership. The remaining 614,572 Common Units beneficially owned by Valero Energy represented 5.29% of the total issued and outstanding Common Units. UDS Logistics, LLC changed its name to Valero GP Holdings, LLC on January 15, 2006.
     On August 11, 2003, the Partnership consummated a public offering of 1,236,250 newly issued Common Units. As a result, the 614,572 Common Units beneficially owned by the Reporting Persons represented 4.57% of then outstanding Common Units of the Partnership.
     On January 25, 2006, Valero GP Holdings contributed the remaining 614,572 Common Units to Riverwalk Holdings, LLC as well as 9,599,322 subordinated units. On May 8, 2006, due to the automatic conversion (in accordance with the terms of the Partnership’s Third Amended and Restated Partnership Agreement) into Common Units of the 9,599,322 subordinated units held by Riverwalk Holdings, LLC, the ownership of the Reporting Persons increased to an aggregate of 10,213,894 Common Units, representing 21.8% of the total issued and outstanding Common Units.

     On July 19, 2006, in an underwritten public offering, affiliates of Valero Energy sold 17,250,000 units representing limited partner interests in Valero GP Holdings to the public. The initial public offering was conducted pursuant to the Registration Statement on Form S-1 of Valero GP Holdings filed with the Securities and Exchange Commission (File No. 333-132917). Following the initial public offering, Valero Energy is deemed to beneficially own 59.4% of the membership interests in Valero GP Holdings.
     2. Riverwalk Holdings, LLC is a wholly owned subsidiary of Valero GP Holdings and its sole purpose is to hold ownership interests in the Partnership and Riverwalk Logistics, L.P., the general partner of the Partnership. The executive officers and directors of Riverwalk Holdings are listed on Appendix B hereto.
     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the reporting persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A and B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I hereto.
Item 3. Source and Amount of Funds or Other Consideration
     On May 8, 2006, the conversion of the 9,599,322 subordinated units representing limited partner interests in the Partnership (the “Subordinated Units”) held by Riverwalk Holdings, LLC into 9,599,322 Common Units occurred automatically for no additional consideration pursuant to and in accordance with the Partnership’s Third Amended and Restated Agreement of Limited Partnership, as amended, upon satisfaction of certain financial tests.
     Of the 10,213,894 Common Units currently owned by the Reporting Persons, 4,424,322 Common Units, representing a 46.1% ownership interest in the Partnership, were initially beneficially owned by UDS, through its subsidiaries holding the Common Units. Pursuant to the Merger Agreement, UDS was merged with and into Valero Energy on December 31, 2001, with Valero Energy remaining as the surviving corporation and ultimate parent company of the subsidiaries holding the Common Units. As a result of the Merger, Valero Energy beneficially owned the 4,424,322 Common Units through UDS Logistics, LLC, its indirect wholly owned subsidiary.
     On March 18, 2003, the Partnership redeemed 3,809,750 of the Common Units beneficially owned by Valero Energy pursuant to the Redemption Agreement. The remaining 614,572 Common Units beneficially owned by Valero Energy represented 5.29% of the total issued and outstanding Common Units. UDS Logistics, LLC changed its name to Valero GP Holdings, LLC on January 15, 2006.
     On August 11, 2003, the Partnership consummated a public offering of 1,236,250 newly issued Common Units. As a result, the 614,572 Common Units beneficially owned by the Reporting Persons represented 4.57% of then outstanding Common Units of the Partnership.
     On January 25, 2006, Valero GP Holdings, LLC contributed the remaining 614,572 Common Units to Riverwalk Holdings, LLC as well as 9,599,322 subordinated units.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Units, general economic conditions, money and stock market conditions and other future developments.

Item 5. Interest in Securities of the Issuer
     (a) There were 46,809,749 Common Units outstanding as of July 19, 2006. The Reporting Persons beneficially owned 10,213,894 Common Units, representing 21.8% of the total issued and outstanding Common Units.
     There were 9,599,322 Common Units outstanding as of April 16, 2001, the date of the initial public offering. UDS was deemed to be the beneficial owners of 4,424,322 Common Units, which constituted approximately 46.1% of the total issued and outstanding Common Units as of April 24, 2001. Valero Energy acquired beneficial ownership of the 4,424,322 Common Units as a result of the Merger described in Item 2(c). Valero Energy also acquired, through UDS Logistics, LLC, 9,599,322 subordinated limited partner interests in the Partnership, which could be converted, generally not before March 31, 2006, into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (No. 333-43668 and No. 333-58588), incorporated herein by reference.
     On March 18, 2003, the Partnership redeemed 3,809,750 of the Common Units beneficially owned by Valero Energy pursuant to the Redemption Agreement. The remaining 614,572 Common Units beneficially owned by Valero Energy represented 5.29% of the total issued and outstanding Common Units. UDS Logistics, LLC changed its name to Valero GP Holdings, LLC on January 15, 2006.
     On August 11, 2003, the Partnership consummated a public offering of 1,236,250 newly issued Common Units. As a result, the 614,572 Common Units beneficially owned by the Reporting Persons represented 4.57% of then outstanding Common Units of the Partnership.
     On January 25, 2006, Valero GP Holdings, LLC contributed the remaining 614,572 Common Units to Riverwalk Holdings, LLC as well as all of the 9,599,322 subordinated units.
     In addition, Valero GP, LLC, an affiliate of Valero Energy, owns 7,397 Common Units as of July 19, 2006. Since the voting and dispositive rights with respect to all of these 7,397 Common Units have been relinquished, such number of Common Units are not included in the number of Common Units beneficially owned by the Reporting Persons.
     (b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover page of this Statement on Schedule 13D, and such information is incorporated herein by reference.
     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Units reported by such persons on the cover pages of this Statement on Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The 10,213,894 Common Units held by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the Third Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is incorporated by reference to this Schedule 13D.

Item 7. Material to Be Filed as Exhibits
     Exhibit A — Agreement and Plan of Merger dated as of May 6, 2001, by and between Valero Energy Corporation and Ultramar Diamond Shamrock Corporation (incorporated by reference to Exhibit 2.1 of Valero Energy’s Current Report on Form 8-K (File No. 001-13175) filed with the SEC on May 10, 2001).
     Exhibit B — Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated March 18, 2003 (incorporated by reference to Exhibit 3.1 of Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417) filed with the SEC on May 9, 2003).
     Exhibit C — First Amendment to Third Amended and Restated Agreement of Limited Partnership of Valero L.P. (incorporated by reference to Exhibit 4.3 of Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2003 (File No. 001-16417) filed with the SEC on March 12, 2004).
     Exhibit D — Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated as of July 1, 2005 (incorporated by reference to Exhibit 4.01 of Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended June 30, 2005 (File No. 001-16417) filed with the SEC on August 9, 2005).
     Exhibit E — Common Unit Redemption Agreement dated as of March 12, 2003, among UDS Logistics, LLC and Valero L.P. (incorporated by reference to Exhibit No. 10.1 of Valero L.P.’s Current Report on Form 8-K (File No. 001-16417) filed with the SEC on March 17, 2003).
     Exhibit F — Registration Statement on Form S-1 of Shamrock Logistics, L.P. (File No. 333-43668) filed with the SEC on April 14, 2001.
     Exhibit G — Registration Statement on Form S-1 of Shamrock Logistics, L.P. (File No. 333-58588) filed with the SEC on April 9, 2001.
     Exhibit H — Joint Filing Agreement (filed herewith).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2006

Valero GP Holdings, LLC
By:	/s/ Bradley C. Barron
	Name:	Bradley C. Barron
	Title:	Vice President, General Counsel and Secretary

Riverwalk Holdings, LLC
By:	/s/ Joseph F. Varro Jr.
	Name:	Joseph F. Varro Jr.
	Title:	President

Schedule I

Name	State of Incorporation or Formation

Valero GP Holdings, LLC	Delaware

Riverwalk Holdings, LLC	Delaware

Appendix A
Executive Officers and Directors of Valero GP Holdings, LLC
     Each of the persons listed below is a United States citizen. The principal business address of each executive officer and director of Valero GP Holdings, LLC is One Valero Way, San Antonio, Texas 78249. The present principal occupation or employment of each executive offer is serving as an employee of Valero GP, LLC. Unless otherwise specified below, the present principal occupation or employment of each director is serving as a director and/or employee of Valero GP Holdings or Valero GP, LLC, as applicable.

Name	Position held with Valero GP Holdings, LLC

William E. Greehey	Chairman of the Board

Stan McLelland	Independent Director

Curtis V. Anastasio	President and Chief Executive Officer

Steven A. Blank	Senior Vice President, Chief Financial Officer and Treasurer

Thomas R. Shoaf	Vice President and Controller

Bradley C. Barron	Vice President — General Counsel and Secretary
     Mr. Greehey became Chairman of the board of directors of Valero GP, LLC in January 2002. Mr. Greehey has served as Chairman of the board of directors of Valero Energy since 1979. Mr. Greehey was Chief Executive Officer of Valero Energy from 1979 through December 2005. He was also President of Valero Energy from 1998 until January 2003.
     Mr. McLelland became a director of Valero GP, LLC in October 2005. Mr. McLelland has served as a director of three privately held companies, Continuum Chemical Corporation, Patton Surgical Corp. and the general partner of Yorktown Technologies, LP since November 2002, November 2003 and June 2004, respectively. Mr. McLelland was U.S. Ambassador to Jamaica from January 1997 until March 2001. Prior to being named U.S. Ambassador to Jamaica, Mr. McLelland was a senior executive with Valero Energy. He joined Valero Energy in 1981 as Senior Vice President and General Counsel. He served as Executive Vice President and General Counsel from 1990 until 1997.
     Mr. Anastasio became the President and a director of Valero GP, LLC in December 1999. He also became its Chief Executive Officer in June 2000. He served as Vice President, General Counsel, and Secretary of Ultramar Diamond Shamrock Corporation (UDS) from 1997 until December 1999.
     Mr. Blank became Senior Vice President and Chief Financial Officer of Valero GP, LLC in January 2002. From December 1999 until January 2002, he was Chief Accounting and Financial Officer and a director of Valero GP, LLC. He also served as UDS’s Vice President and Treasurer from December 1996 until January 2002, when he became Vice President-Finance of Valero Energy.
     Mr. Shoaf became Vice President and Controller of Valero GP, LLC in July 2005. Mr. Shoaf served as Vice President-Structured Finance of Valero Corporate Services Company, a subsidiary of Valero Energy, from 2001 until his appointment with Valero GP, LLC. From 2000 to 2001, Mr. Shoaf was Vice President-Finance of Valero Corporate Services Company.
     Mr. Barron became Vice President — General Counsel and Secretary of Valero GP, LLC in January 2006. He served as Managing Counsel and Corporate Secretary of Valero L.P. from July 2003 until January 2006. Mr. Barron served as Senior Counsel, Refining & Procurement from January 2002 until July 2003. From January 2001 until January 2002, Mr. Barron served as Counsel to Valero Energy.

Appendix B
Executive Officers and Directors of Riverwalk Holdings, LLC
     Each of the persons listed below is a United States citizen and an employee of Riverwalk Holdings, LLC. The principal business address of each executive officer and manger of Riverwalk Holdings, LLC is One Valero Way, San Antonio, Texas 78249.

Name	Position held with Valero GP Holdings, LLC

Joseph F. Varro, Jr.	Chief Executive Officer, President and Manager

Corky Davis	Vice President, Secretary, Treasurer and Manager

EXHIBIT INDEX
     Exhibit A — Agreement and Plan of Merger dated as of May 6, 2001, by and between Valero Energy Corporation and Ultramar Diamond Shamrock Corporation (incorporated by reference to Exhibit 2.1 of Valero Energy’s Current Report on Form 8-K (File No. 001-13175) filed with the SEC on May 10, 2001).
     Exhibit B — Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated March 18, 2003 (incorporated by reference to Exhibit 3.1 of Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417) filed with the SEC on May 9, 2003).
     Exhibit C — First Amendment to Third Amended and Restated Agreement of Limited Partnership of Valero L.P. (incorporated by reference to Exhibit 4.3 of Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2003 (File No. 001-16417) filed with the SEC on March 12, 2004).
     Exhibit D — Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated as of July 1, 2005 (incorporated by reference to Exhibit 4.01 of Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended June 30, 2005 (File No. 001-16417) filed with the SEC on August 9, 2005).
     Exhibit E — Common Unit Redemption Agreement dated as of March 12, 2003, among UDS Logistics, LLC and Valero L.P. (incorporated by reference to Exhibit No. 10.1 of Valero L.P.’s Current Report on Form 8-K (File No. 001-16417) filed with the SEC on March 17, 2003).
     Exhibit F — Registration Statement on Form S-1 of Shamrock Logistics, L.P. (File No. 333-43668) filed with the SEC on April 14, 2001.
     Exhibit G — Registration Statement on Form S-1 of Shamrock Logistics, L.P. (File No. 333-58588) filed with the SEC on April 9, 2001.
     Exhibit H — Joint Filing Agreement (filed herewith).